FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number 000-30716

AUTONOMY CORPORATION PLC

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel:  44 (0)1223 448 000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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On September 2, 2003, Autonomy Corporation plc, a corporation organized and existing under the laws of England and Wales (“Autonomy”), completed its acquisition of Virage, Inc., a Delaware corporation (“Virage”).  As a result of the merger, each outstanding share of Virage common stock (other than shares for which appraisal is sought under applicable law) has been converted into the right to receive $1.10 per share in cash.

A copy of the press release announcing completion of the transaction is attached hereto as Exhibit 99.1.

The foregoing description of the acquisition does not purport to be complete and is qualified in its entirety by reference to the Agreement and Plan of Merger previously filed as an exhibit to the Company's Current Report on Form 6-K filed with the SEC on July 10, 2003.

Exhibits

99.1

Press release, dated September 3, 2003, announcing completion of the acquisition by Autonomy of Virage, Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: September 3, 2003

By:

_/s/ Andrew M. Kanter_________________

Andrew M. Kanter

Chief Operating Officer

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AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit

Number

Description

99.1

Press release, dated September 3, 2003, announcing completion of the acquisition by Autonomy of Virage, Inc.